SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”)
held on September 17, 2010

1. Date, Time and Location: On September 17, 2010, at 7:00 pm, by conference call, as expressly authorized by Article 20, Section 2, of the bylaws of the Company.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. To approve the 8th issuance of common, non-convertible into shares, unsecured debentures by the Company, for public distribution, under an underwriting guarantee, in an amount of up to three hundred million Reais (R$300,000,000.00) (“Debentures” and “Offering”, respectively), pursuant to terms and conditions set forth in the deed of issuance to be entered into between the Company and the Trustee (as defined below) (“Deed of Issuance”), whose net proceeds shall be used to pay maturing debts of the Company. The Offering shall be registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários (“CVM”)), in accordance with Law No. 6,404 dated as of December 15, 1976, as amended (“Law No. 6,404”), with the Law No. 6,385 dated as of December 7, 1976, as amended, with the Instruction No. 400 dated as of December 29, 2003, as amended from CVM (“Instruction 400”), and other applicable laws and regulations, and the registration of the Offering shall be conducted through the simplified procedure provided by the Instruction No. 471 dated as of August 8, 2008 from CVM (“Instruction 471”), considering that the application for registration of the Offering shall be submitted to ANBIMA - Brazilian Association of the Financial and Capital Markets (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (“ANBIMA”)) from a prior review.

4.2. To determine that the issue shall have the following characteristics:

4.2.1. Placement and Trading. The Debentures shall be public distributed, under an underwriting guarantee, to be placed by Banco Santander (Brazil) S.A. and Banco Bradesco BBI S.A. (“Underwriters”), both financial institutions registered in the system of distribution of securities. The Debentures shall be registered for distribution in the primary market and trading in the secondary market through: (i) SDT – Módulo de Distribuição de Títulos and SND – Módulo Nacional de Debêntures, respectively, both managed by CETIP S.A. – Balcão Organizado de Ativos e Derivativos (“CETIP”); and (ii) DDA – Sistema de Distribuição de Ativos e do Sistema BOVESPAFIX (trading environment for fixed income assets), respectively, both managed by BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”).

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            4.2.2. Par Value and Total Amount of the Offering. As of the Issuance Date (as defined below), the par value of each Debenture shall be one thousand Reais (R$1,000.00) (“Par Value”). The Par Value of Debentures of the First Series (as defined below) shall not be subject to any adjustment by any index. The Par Value of Debentures of the Second Series (as defined below) shall be adjusted as from the Issuance Date (as defined below), by the variation of the Índice de Preços ao Consumidor Amplo - IPCA, released by the Instituto Brasileiro de Geografia e Estatística - IBGE. The total amount of the Offering shall be up to three hundred million Reais (R$300,000,000), on the Issuance Date (as defined below).

            4.2.3. Number of Debentures and Series Number. Up to three hundred thousand (300,000) Debentures Shall be issued, under up to two series. The amount of Debentures to be distributed under the series shall be defined through a bookbuilding process to be conducted by the Underwriters in accordance with Article 44 of Instruction 400 (“Bookbuilding Process”).

            4.2.4. Issuance Date, Term and Maturity Date. For all legal purposes, the date of issuance of the Debentures shall be October 15, 2010 (“Issuance Date”). The Debentures of the First Series (“Debentures of the First Series”) shall mature on the fifth (5th) anniversary of the Issuance Date, or October 15, 2015 (“Maturity Date of the First Series”), and the Debentures of the Second Series (“Debentures of the Second Series”) shall mature on the sixth (6th) anniversary of the Issuance Date, or October 15, 2016 (“Maturity Date of the Second Series”), except for the cases of acceleration provided in the Deed of Issuance.

            4.2.5. Kind, Convertibility, Type and Form. The Debentures shall be common, non-convertible into shares, unsecured, with no guarantee or preference. The Debentures shall be issued in the registered form, without the issuance of warrants or certificates.

            4.2.6. Evidence of Limits. The issuance of Debentures meets the limits specified in Article 60 of the Law No. 6,404, since: (i) the Company's capital stock as of the date hereof is R$2,729,186,835.42 (two billion, seven hundred twenty-nine million, one hundred eighty-six thousand, eight hundred thirty-five Reais and forty-two cents); and (ii) the total amount of all debentures issuances, including the total value of this Offering, is R$1,592,264,695.52 (one billion, five hundred ninety-two million, two hundred sixty-four thousand, six hundred ninety-five Reais and fifty-two cents).

            4.2.7. Risk Rating. The Debentures shall be rated at least “A3.br” by Moody's or equivalent risk rating by another rating agency.

            4.2.8. Use of Proceeds. The net proceeds obtained by means of the Offering shall be used to pay maturing debts of the Company.

            4.2.9. Remuneration of the Debentures: The Debentures of the First Series shall be entitled to a remuneration equal to the accrued fluctuation of the daily average rates of overnight Interbank Deposits (“DI”), published by CETIP, calculated on a pro rata temporis basis for business days, plus a spread of up to 1.95%, based on a period of two hundred and fifty two (252) business days per year (“Remuneration of the First Series”). The Debentures of the Second Series shall be entitled to a remuneration equal to the accrued fixed rate equivalent to 195 bps, plus the annual rate disclosed by ANBIMA indicative for the National Treasury Notes, series B (NTN-B), maturing on May 15, 2015, based on a period of two hundred and fifty two (252) business days per year (“Remuneration of the Second Series” and, together with the Remuneration of the First Series, “Remuneration”).

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            The conditions outlined here are the maximum rates allowed for Remuneration. The final Remuneration, which shall be defined by the Bookbuilding Process as provided in the Deed of Issuance, may however, be negotiated by the Board of Officers.

            4.2.10. Remuneration Payment. The Remuneration of the First Series shall be due and payable on a half-yearly basis, on the following dates: April 15, 2011, October 15, 2011, April 15, 2012, October 15, 2012, April 15, 2013, October 15, 2013, April 15, 2014, October 15, 2014, April 15, 2015 and on the Maturity Date of the First Series. The Remuneration of the Second Series shall be due and payable on an annual basis, on the following dates: October 15, 2011, October 15, 2012, October 15, 2013, October 15, 2014, October 15, 2015 and the Maturity Date of the Second Series. If any of these dates is not a business day in the City of the headquarters of the Company, it shall be considered the business day immediately after such date.

            4.2.11. Principal Amortization. Except for the cases of voluntary acquisition and early redemption of the Debentures, the Par Value of Debentures of the First Series shall be amortized annually, in two (2) installments, as from the fourth (4th) anniversary of the Issuance Date, as follows: (i) fifty percent (50%) on October 15, 2014; and (ii) the outstanding balance on the Maturity Date of the First Series. The Par Value of Debentures from Second Series shall be amortized annually, in two (2) installments, as from the fifth (5th) anniversary from the Issuance Date, as follows: (i) fifty percent (50%) on October 15, 2015; and (ii) the outstanding balance on the Maturity Date of the Second Series.

            4.2.12. Scheduled Renegotiation. The Debentures shall not be subject to scheduled renegotiation.

            4.2.13. Voluntary acquisition. The Company may, at any time, acquire the outstanding Debentures at a price no higher than the Par Value plus the respective Remuneration, calculated on a pro rata temporis basis as from the Issuance Date or the date of payment of the Remuneration of the respective series immediately preceding, less the principal amount already amortized, as the case may be, until the effective date of acquisition, in accordance with the Article 55, Section 2, of Law No. 6,404 by publishing a “Notice to the Holders of Debentures” and notice to the Trustee, CETIP and BM&FBovespa. The Debentures subject to this procedure may be placed again in the market, canceled at any time or held in treasury.

            4.2.14. Early Redemption. The Company may, at any time after the twenty-fourth (24th) month as from the Issuance Date, promote the early redemption of part or all of the outstanding Debentures upon publication of the “Notice to the Holders of Debentures” (“Early Redemption”). The partial or total Early Redemption shall take place through the payment of: (a) the balance of the Par Value of Debentures redeemed; (b) the Remuneration of the respective series, calculated on a pro rata temporis basis as from the Issuance Date or the date of payment of the Remuneration of the respective series immediately preceding, as the case may be, until the date of actual payment; and (c) bonus payment calculated pursuant to the terms of the Deed of Issuance, as negotiated by the Board of Officers.

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            The Debentures subject to Early Redemption shall be canceled by the Company.

            4.2.15. Trustee. The trustee appointed as representative of the holders of the Debentures is SLW Corretora de Valores e Câmbio Ltda. (“Trustee”).

            4.2.16. Early Termination. The following shall be considered early termination events of the Debentures and, in accordance with the provisions of the Deed of Issuance, subject the Company to the immediate payment of the Par Value of the outstanding Debentures or the balance of the Par Value, as the case may be, calculated on a pro rata temporis basis as from the Issuance Date or date of payment of the Remuneration of the respective series immediately preceding, as the case may be, until the date of its effective payment (“Early Termination Events”):

a)      request, by the Company and/or by any of its relevant controlled entities, of any in or out-of-court reorganization plan to any creditor or class of creditors, regardless of a judicial homologation for such plan being required or granted; or if the Company and/or any of its relevant controlled entities goes into court to request in-court reorganization, regardless of the acceptance of such reorganization or its granting by the competent judge;

b)      occurrence of alteration in the direct or indirect share control of the Company, according to the terms of Article 116 of Law No. 6,404, which may result a decrease in the risk rating bellow A- or equivalent rating of the Company;

c)      extinguishment, liquidation, dissolution, insolvency or voluntary bankruptcy, request for bankruptcy of the Company and/or any of its relevant controlled entities not suppressed within the legal term;

d)     the non-payment, by the Company, in the term to be defined in the Deed of Issuance, of any monetary obligation related to the Debentures, particularly those regarding the payment of principal, remuneration and other charges set forth for the Debentures;

e)      the non compliance, by the Company, of any non monetary obligation, according to this Deed of Issuance, not remedied in the term to be defined in the Deed of Issuance;

f)       protest of bills against the Company and/or against any of its relevant controlled entities, whose individual or aggregate amount exceeds the maximum amount to be defined in the Deed of Issuance, except if the protest is suspended or canceled in the maximum term to be defined in the Deed of Issuance;

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g)      breach of any monetary obligation or debt of the Company and/or any of its relevant controlled entities in an individual or aggregate amount equal or higher than the maximum amount to be defined in the Deed of Issuance, in the local or international market, except if the Company proves, within the maximum term to be defined in the Deed of Issuance, that such breach never occurred or that it was completely remedied by the Company;

h)      occurrence of early termination of any financial debt or any agreement on which the Company or any of its relevant controlled entities is a party, as borrower, which amount, individually or in the aggregate, is superior than the amount to be defined in the Deed of Issuance, or the equivalent in another currency;

i)        payment, by the Company, of dividends, interest on net equity or any profit sharing provided in the by-laws, when the Company is in default with the holders of the Debentures, except for the payment of the minimum compulsory dividend required by the Article 202 of Law No. 6,404;

j)        non compliance with any final judicial decision or award against the Company, in an individual or aggregate amount equal or superior to the amount to be provided in the Deed of Issuance, or equivalent amount in other currencies in the term established for the payment;

k)      non compliance of any administrative decision of regulatory entity for which no suspensive effect has been obtained within the maximum term to be defined in the Deed of Issuance, which may, eventually, materially affect the economic, financial and/or operational conditions of the Company;

l)        assignment, by the Company, of any obligation related to the Debentures, except if previously approved by the simple majority of the holders of Debentures in a General Meeting of Holders of the Debentures especially called for this purpose;

m)    alteration or modification of the corporate purpose of the Company which result in the Company ceasing to act as a real estate developer or constructor;

n)      transformation of the Company into a limited liability company, according to Articles 220 through 222 of Law No. 6,404;

o)      spin-off, amalgamation or merger of the Company by other company, except (i) if such corporate change is previously approved by holders of the Debentures representing, at least, two thirds (2/3) of the outstanding Debentures, in a General Meeting of Holders of the Debentures especially called for this purpose; or (ii) if the right of redemption is assured to the holders of Debentures who do not agree with such spin-off, amalgamation or merger, according to Article 231 of Law No. 6,404;

p)   prove to be false or misleading information, the date on which it was provided, any of the representations and warranties provided by the Company during the term of the Debentures, including, but not limited to, the representations and warranties provided in the underwriting agreement or the Deed of Issuance;

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q)   reduction of the share capital of the Company that results in capital stock lower than ninety five percent (95%) of the existing capital stock of the Company on the Issuance Date, except: (i) in cases reduction of the capital stock carried out aiming to offset losses in accordance with the Article 173 of Law No. 6,404: or (ii) upon the prior approval by holders of the Debentures representing two thirds (2/3) of the outstanding Debentures in a General Meeting of the Holders of the Debentures;

r)    non-compliance by the Company of any of the financial indexes, to be defined in the Deed of Issuance.

The terms, limits and maximum amounts provided above shall be defined by the board of officers in the Deed of Issuance, taking in consideration the current market practices of the Brazilian market for debentures offerings.

            4.2.17. Payment Place: Payments to which the Debentures are entitled shall be made by the Company on its respective maturity date, through CETIP and/or BM&FBovespa, as the Debentures are held in custody by CETIP and/or BM&FBovespa and in accordance to their procedures, or through the bookkeeping agent of the Debentures to the holders of the Debentures that are not deposited in custody by CETIP and/or BM&FBovespa.

4.3. The Company’s Board of Officers is hereby authorized to perform any and all acts and execute any and all documents necessary to the execution of the resolutions set forth herein, including, but not limited to, the performance of the acts necessary for the conclusion of the Deed of Issuance and underwriting agreement under an underwriting guarantee, hire the Underwriters and any other financial institutions authorized to operate in the securities market to manage the Offering, hire the Trustee, the paying agent, the depositary institution, legal advisors and other institutions whose hiring eventually becomes necessary for the completion of the Offering, establishing their fees. The Company’s Board of Officers may also make the publication and registration of corporate or others documents relating to the Offering with the appropriate bodies and the Offering registration with the CVM and ANBIMA. All acts related to the resolutions set forth herein that have been executed by the Company’s Board of Officers prior to the date hereof, are also expressly confirmed and ratified.

5. Closure: With no further matters to be discussed, these minutes were read, approved and signed by those in attendance. Signatures: Chairman: Gary Robert Garrabrant. Directors: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Hubber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, September 17, 2010.

Fabiana Utrabo Rodrigues

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer